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                              June 19, 2020

       Corey Lambrecht
       Chief Financial Officer
       SinglePoint Inc.
       2999 North 44th Street, Suite 530
       Phoenix, AZ 85018

                                                        Re: SinglePoint Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 31,
2020
                                                            Form 8-K Filed
March 9, 2020
                                                            Response Dated June
16, 2020
                                                            File No. 0-53425

       Dear Mr. Lambrecht:

              We have reviewed your June 16, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 29, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       Revenues, page F-7

   1. We reviewed your response to comment 3. Given how distinct your businesses are and the product categories
reflected on your website, please tell us your consideration of using more than one category
for disaggregation of your revenues. Refer to paragraphs 89
                                                        through 91 of ASC
606-10-55.
 Corey Lambrecht
SinglePoint Inc.
June 19, 2020
Page 2
Note 3 - Investments, Acquisitions and Goodwill, page F-10

2. We reviewed your response to comment 5. We note you have recognized the entire purchase price of the Acquired Assets to goodwill based on the workforce acquired.
         Please explain to us in detail how you determined the acquisition was a business combination referencing authoritative literature to support your conclusion. Refer to ASC
         805-10-55.
Form 8-K Filed March 9, 2020

Exhibit 99.1, page 4

3. We reviewed your response to comment 4. Reference is again made to your disclosure of expected gross bookings and gross revenue. In future filings, disclose the definition of each and clarify which amounts are not reflected in your financial statements and how these amounts influence your financial statements.
      Please contact Adam Phippen, Accountant, at (202) 551-3336 or Donna Di Silvio,
Accountant, at (202) 551-3202 with any questions.



FirstName LastNameCorey Lambrecht                            Sincerely,
Comapany NameSinglePoint Inc.
                                                             Division of
Corporation Finance
June 19, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName